ALLEGHENY INVESTMENTS, LTD.

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-57662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road Suite 100
(No. and Street)

Pittsburgh	PA	15237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan A. Kuhn 412-367-3880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R, Snodgrass, P.C.
(Name – *if individual, state last, first, middle name*)

2009 Mackebzie Way Ste 340	Cranberry	PA	16066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jonathan A. Kuhn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, Ltd, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Renea S. Tomasko, Notary Public
Chippewa Twp., Beaver County
My Commission Expires April 28, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2018

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Stockholders and the Board of Directors
Allegheny Investments, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allegheny Investments, Ltd. (the "Company") as of December 31, 2018, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





Supplemental Information

The supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Allegheny Investments, Ltd.'s financial statements. The Supplemental Information is the responsibility of Allegheny Investments Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 27, 2019

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	1,490,743
Deposits held in accounts with clearing organization		72,813
Equity securities		1,685,584
Receivables from clearing organization		256,184
Other receivables		579,227
Furniture and fixtures - net of accumulated depreciation of $295,999		192,865
Intangible assets - net of accumulated amortization of $80,366		15,865
Prepaid expenses		143,930
Total assets	$	4,437,211

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued advisor payout	$	313,912
Accounts payable - related party		2,561,166
Accrued expenses and other liabilities		86,532
Total liabilities	$	2,961,610

STOCKHOLDERS' EQUITY

Common stock - voting; no par value; 100,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding		150,180
Retained earnings		1,339,852
Treasury stock, 66 shares at cost		(14,431)
Total stockholders' equity	$	1,475,601
	$	4,437,211

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

REVENUES
  Commission and advisory revenue:

Service fees and commissions on investment company shares	$	8,761,068
Investment advisory fees		2,627,326
Commissions on annuities		1,160,909
Commissions on partnership interests		69,896
Commissions on insurance		178,723
Commissions on securities		45,338
Other Income		
Loss on equity securities		(37,768)
Revenue share from clearing firm		79,362
Dividend income		33,668
Rental income		2,950
Interest income		11,792
Other income		278
TOTAL REVENUES		12,933,542
EXPENSES		
Employee compensation and benefits		11,098,303
Brokerage fees		589,758
Occupancy & equipment		232,743
Communication & technology		207,883
Travel & entertainment		155,911
Professional fees		103,418
Advertising		99,380
Other expenses		262,070
TOTAL EXPENSES		12,749,466
NET INCOME	$	184,076

The accompanying notes are an integral part of the financial statements.

4

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2018

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2017	$ 150,180	$ 1,355,776	$ (14,431)	$ 1,491,525
Net income	-	184,076	-	184,076
Distributions	-	(200,000)	-	(200,000)
Balance, December 31, 2018	$ 150,180	$ 1,339,852	$ (14,431)	$ 1,475,601

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITES		
Net income	$	184,076
ADJUSTMENTS TO RECONCILE NET INCOME TO NET		
CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation		75,273
Amortization		26,616
Loss on sale of equity securities		37,768
(INCREASE) DECREASE IN OPERATING ASSETS		
Purchases and proceeds from the sale of equity securities, net		(27,400)
Receivable from clearing organization		461,551
Other receivables		(354,923)
Prepaid expenses		(16,474)
INCREASE (DECREASE) IN OPERATING LIABILITES		
Accrued advisor payout		(207,012)
Accounts payable - related party		483,608
Accrued expenses and other liabiliites		(128,946)
NET CASH PROVIDED BY OPERATING ACTIVITIES		534,137
FINANCING ACTIVITIES		
Distributions paid		(200,000)
NET CASH USED FOR FINANCING ACTIVITIES		(200,000)
INCREASE IN CASH AND CASH EQUIVALENTS		334,137
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		1,156,606
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$	1,490,743

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the "Company") is an introducing broker-dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule"). It does not hold funds or safe keep customer securities. The Company clears securities transactions through National Financial Services, LLC (NFS) on a fully disclosed basis.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities have readily determinable fair values. Realized and unrealized gains and losses on equity securities are included in revenue.

Furniture and Fixtures – Furniture and fixtures are carried at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2018, amounted to $75,273.

Intangible Assets – In 2015, the Company began purchasing book of businesses from existing investment advisors. In the year ended December 31, 2018, the Company purchased a new book of business for $10,231 and recognized it as intangible assets related primarily to the advisor's customer list. These assets are being amortized over their estimated useful live of 2 years. Intangible assets include 2 books of businesses which totals $96,231. The total amortization expense recorded during 2018 was $26,616 and the remaining unamortized balance of $15,865 will be amortized straight-line over the remaining estimated useful life of the assets. Certain identifiable intangible assets, such as customer relationships we acquire are evaluated for impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be recoverable.

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with the majority of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables – Receivables primarily consist of revenue due to the Company being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur.

In May 2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with Customers."* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. Subsequent to the issuance of ASU 2014-09, the FASB issued targeted updates to clarify specific implementation issues including ASU No. 2016-08, *"Principal versus Agent Considerations (Reporting Revenue Gross versus Net),"* ASU No. 2016-10, *"Identifying Performance Obligations and Licensing,"* ASU No. 2016-12, *"Narrow-Scope Improvements and Practical Expedients,"* and ASU No. 2016-20 *"Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers."* For financial reporting purposes, the standard allows for either full retrospective adoption, meaning the standard is applied to all of the periods presented, or modified retrospective adoption, meaning the standard is applied only to the most current period presented in the financial statements with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company completed its overall assessment of revenue streams and review of related contracts potentially affected by the ASU, including primarily service fees, advisory fees, and commissions. Based on this assessment, the Company concluded that ASU 2014-09 did not materially change the method in which the Company currently recognizes revenue for these revenue streams. The Company adopted ASU 2014-09 and its related amendments on its required effective date of January 1, 2018 utilizing the modified retrospective approach. Since there was no net income impact upon adoption of the new guidance, a cumulative effect adjustment to opening retained earnings was not deemed necessary. See Note 2 *Revenue Recognition* for more information.

In January 2016, the FASB finalized ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard (a) requires separate presentation of equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) on the balance sheet and measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset(that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. The Company added the applicable disclosures related to the adoption of this standard, however, since there was no net income impact upon adoption of the new guidance, a cumulative effect adjustment to opening retained earnings was not deemed necessary.

2. REVENUE RECOGNITION

Effective January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers – (Topic 606) and all subsequent ASUs that modified ASU 606. The implementation of the new standard had no material impact on the measurement or recognition of revenue for prior periods and did not require any cumulative effect adjustment for adoption.

The main types of revenue within the scope of the standard are as follows:

Service Fees and Commissions on Investment Company Shares - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with Investment Companies or Funds (Fund) to distribute or sell shares to investors / customers. The Company may receive service fees paid by the Fund up front, over time, or upon the investors exit from the Fund. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The service fee is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence. Since these factors are not determinable until the market value of the fund is known (usually monthly or quarterly) service fees are recognized in the period related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Advisory fee arrangements are based on a percentage applied to the customer's assets under advisement. Advisory fees are received quarterly, semi-annually and (in a few instances) annually and are recognized as revenue at the time they relate specifically to the services provided in that period.

3. EQUITY SECURITIES

A summary of equity securities at December 31, 2018, is as follows:

	2018
Mutual funds - municipals	$ 1,661,113
Other equities	24,471
Total	$ 1,685,584

4. INCOME TAXES

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an

4.   **INCOME TAXES (continued)**

event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Income. The Company's federal and state income tax returns for taxable years ending prior to 2015 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

5.   **PROFIT SHARING PLAN**

The Company is involved in a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company may, at the discretion of the Board of Directors, make a discretionary contribution into the Plan during the year. The Company's allocated contribution was $256,643 to the plan during the year ended December 31, 2018.

6.   **RELATED-PARTY TRANSACTIONS**

The Company has a payable of $2,561,166 to an affiliated corporation for various expenses and distributions that have been allocated between the corporations based on the terms of the expense sharing agreement.

7.   **OPERATING LEASES**

The Company and an affiliated corporation have entered a nine-year lease for the facilities they currently occupy. The first payment on this lease agreement commenced in March of 2013. The total monthly rental is $43,796 for the first three years; $45,881 for the next three years; and $47,967 for the remaining three years. The Company's portion of these rental payments is $29,802 for the first three years; $15,990 for the next three years; and $16,716 for the remaining three years.

The following is a schedule of future minimum rental payments required under the above leases as of December 31, 2018:

Year Ended	Amount
2019	199,142
2020	200,596
2021	200,596
2022	33,433

Rental expense amounted to $212,846 for the year ended December 31, 2018.

8.   **STOCKHOLDERS' EQUITY**

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

9.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $390,330 which was $192,889 in excess of its required net capital of $197,441. The Company's net capital ratio was 7.59 to 1.

10. LITIGATION

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2018, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | December 31, 2018 | | | |
	Level I	Level II	Level III	Total
Assets:				
Equity Securities:				
Mutual funds- municipals	$ 1,661,113	$ -	$ -	$ 1,661,113
Other investments	24,471	-	-	24,471
Total	$ 1,685,584	$ -	$ -	$ 1,685,584

	2018
Total net loss on equity securities	$ (37,768)
Less: gains on securities sold during the year	-
Plus: losses on securities sold during the year	-
Unrealized net gains on securities held at end of year	$ (37,768)

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Equity investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted

11.   FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.   Additionally, certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.   These instruments include cash and cash equivalents, deposits held in accounts with clearing organization, receivables, payables, and accrued expenses.

12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

13.   SUBSEQUENT EVENTS

Management has reviewed events occurring through February 27, 2019, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL

Total stockholders' equity	$	1,475,601
Less Nonallowable assets:		
Receivables from brokers or dealers		579,227
Furniture and equipment		192,865
Intangible asset		15,865
Prepaid expenses		143,930
TOTAL NONALLOWABLE ASSETS		931,887
NET CAPITAL BEFORE HAIRCUTS		543,714
Haircuts on trading securities - other		(153,384)
NET CAPITAL	$	390,330
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued advisor payout	$	2,761,610
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	197,441
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	197,411
Excess net capital	$	192,889
Ratio: Aggregate indebtedness to net capital		7.59 to 1

NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED

FOCUS REPORT (FORM X 17A 5, PART IIA)	$	741,014
ADJUSTMENTS		
Adjustment to correct Payout Payable		(26,658)
Adjustment to record Discretionary 401k contribution		(138,016)
Adjustment to record additional expenses		13,990
Adjustment to record Distributions		(200,000)
AUDITED NET CAPITAL	$	390,330

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis

Name of Clearing firms - National Financial Services

Allegheny Investments, Ltd. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Allegheny Investments, Ltd. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the SIPC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting any differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workings papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed

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S.R. Snodgrass, P.C. • 2009 Mackenzie Way, Suite 340 • Cranberry Township, Pennsylvania 16066 • Phone: 724-934-0344 • Fax: 724-934-0345



additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 27, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8*8*******1440********************MIXED AADC 220
22183    FINRA    DEC
ALLEGHENY INVESTMENTS LTD
STONE QUARRY CROSSING
811 CAMP HORNE RD STE 100
PITTSBURGH, PA 15237-1282
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 313

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (212)

   7-28-18
   Date Paid

   C. Less prior overpayment applied   (—)

   D. Assessment balance due or (overpayment)   101

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 101

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑
   Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLEGHENY INVESTMENTS, LTD
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 20th day of FEBRUARY, 20 19.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

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DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,930,591
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,721,682
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	12,721,682
2d. SIPC Net Operating Revenues	$ 208,909
2e. General Assessment @ .0015	$ 313
	(to page 1, line 2.A.)

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SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allegheny Investments, Ltd
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to the Securities Exchange Act Rule 17a-5(4)(b) for the fiscal period ended December 31, 2018, in which (a) Allegheny Investments, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Allegheny Investments, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3; paragraph (k)(2)(ii) (the "exemption provisions") and (b) Allegheny Investments, Ltd. stated that Allegheny Investments, Ltd. met the identified exemption provisions throughout the most recent fiscal year, without exception. Allegheny Investments, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegheny Investments, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 15c3-3 under the Securities Exchange Act of 1934.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
February 27, 2019

EXEMPTION REPORT
Pursuant to SEA Rule 17a-5(4)(b)
For the Fiscal Period Ending December 31, 2018

I, Jonathan Kuhn, Treasurer, certify that, to the best of my knowledge and belief, the following statements made on behalf of SEC registered broker/dealer and FINRA member firm, Allegheny Investments, LTD, CRD # 7597, are true, accurate and complete:

- The Firm claimed an exemption from SEA Rule 15c3-3, (Customer Protection Rule) provided by paragraph k(2)(ii) of the Rule, for the fiscal period referenced above.

  The provisions of the Customer Protection Rule are not applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of SEA Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

- For the fiscal period referenced above, the Firm met the exemption provisions of paragraph k(2)(ii), without exception. The Firm clears customer transactions through National Financial, (CRD 13041) and promptly transmits all customer funds and securities to the clearing firm, which carries all of the accounts of such customers.

- The Firm has not recorded any exceptions to the exemption provisions of k(2)(ii) for the fiscal period referenced above.

Allegheny Investments, LTD

2/26/2019

_____   _____
Signature   Date